November 1, 2023

Valerie J. Lithotomos Senior Counsel Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	USCA All Terrain Fund (the “Fund”) File No. 811- 23055

Dear Ms. Lithotomos:

This letter responds to your telephonic comment that we received on October 31, 2023 relating to Amendment No. 10 under the Investment Company Act of 1940, as amended, to the Fund’s registration statement (the “Registration Statement”), filed on July 28, 2023. Set forth below is your comment followed by responses, which the Fund has authorized us to make on its behalf.  All capitalized terms not defined herein have the meaning given to them in the Registration Statement.

Comment 1.  Please provide the estimated percentage of the Fund’s net asset value in cryptocurrency assets.

Response.   As of October 31, 2023, the Fund’s exposure to cryptocurrency is approximately 0.07% of the Fund’s overall net asset value.

If you have any questions or additional comments, please call the undersigned at (513) 352-6693.

Very truly yours, /s/ Ryan S. Wheeler Ryan S. Wheeler